UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2R2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Exhibit Index

Exhibit	Description of Exhibit

99.1	Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2026
99.2	Management’s Discussion & Analysis for the three and six months ended June 30, 2026
99.3	Form 52-109F2 - Certification of interim filings (CEO)
99.4	Form 52-109F2 - Certification of interim filings (CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026	DEFI TECHNOLOGIES INC.

	By:	/s/ Philippe Lucet
Philippe Lucet
Corporate Secretary

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